United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2022

Viveon Health Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39827	85-2788202
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Gibson, Deal & Fletcher, PC

Spalding Exchange

3953 Holcomb Bridge Rd., Suite 200

Norcross, GA 30092

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (404) 861-5393

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	VHAQU	NYSE American, LLC
Common Stock	VHAQ	NYSE American, LLC
Warrants	VHAQW	NYSE American, LLC
Rights	VHAQR	NYSE American, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On January 12, 2022, Viveon Health Acquisition Corp., a Delaware corporation (“Viveon”), entered into a Merger Agreement (the “Merger Agreement”) by and among Viveon, VHAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Viveon (“Merger Sub”), and Suneva Medical, Inc., a Delaware corporation (“Suneva”). Pursuant to the terms of the Merger Agreement, a business combination between Viveon and Suneva will be effected through the merger of Merger Sub with and into Suneva, with Suneva surviving the merger as a wholly owned subsidiary of Viveon (the “Merger”). The board of directors of Viveon has (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the stockholders of Viveon.

Merger Consideration

Initial Consideration

The total consideration to be paid at Closing (the “Initial Consideration”) by Viveon to Suneva security holders will be an amount equal to $250 Million (plus the aggregate exercise price for all Suneva options and warrants). The Initial Consideration will be payable in shares of common stock, par value $0.0001 per share, of Viveon (“Viveon Common Stock”) valued at $10 per share.

Earnout Payments

In addition to the Initial Consideration, the Suneva security holders will also have the contingent right to earn up to 12,000,000 shares of Viveon Common Stock in the aggregate (“Earnout Consideration”) as follows:

● The Suneva security holders will earn 4,000,000 shares of the Earnout Consideration, in the aggregate, if at any time during the period beginning on the date of the Closing (the “Closing Date”) and ending on the second anniversary of the Closing Date (the “First Earnout Period”), the VWAP (as defined in the Merger Agreement) of the Viveon Common Stock over any twenty (20) Trading Days (as defined in the Merger Agreement) within any thirty (30) Trading Day period is greater than or equal to $12.50 per share of Viveon Common Stock (the “First Milestone”).

● The Suneva security holders will earn an additional 4,000,000 shares of the Earnout Consideration, in the aggregate, if at any time during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Second Earnout Period”), the VWAP of the Viveon Common Stock over any twenty (20) Trading Days within any thirty (30) Trading Day period is greater than or equal to $15.00 per share of Viveon Common Stock (the “Second Milestone”).

● The Suneva security holders will earn an additional 4,000,000 shares of the Earnout Consideration, in the aggregate, if at any time during the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date (the “Third Earnout Period” and together with the First Earnout Period and the Second Earnout Period, each, an “Earnout Period” and collectively, the “Earnout Periods”), the VWAP of the Viveon Common Stock over any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period is greater than or equal to $17.50 per share of Viveon Common Stock (the “Third Milestone” and together with the First Milestone and the Second Milestone, the “Earnout Milestones”).

● Upon the first Change in Control to occur during the applicable Earnout Period, if the corresponding price per share of Viveon Common Stock in connection with such Change in Control is equal to or greater than the Earnout Milestone or Milestones in respect of such Earnout Period, the Suneva security holders will earn the shares of the Earnout Consideration issuable in respect to such Earnout Milestone or Milestones as described above as of immediately prior to the Change of Control.

The aggregate shares of the Earnout Consideration (1) will be issued to the Suneva security holders at Closing in accordance with their respective pro rata shares of the Earnout Consideration (determined based on the fully diluted Suneva capital stock, including stock options, warrants and convertible notes), except that shares of the Earnout Consideration issued in respect of Suneva stock options will be retained by Viveon and not issued to the holders of Suneva stock options, and (2) will be placed in escrow at Closing.

In the case of the Suneva security holders (other than holders of Suneva stock options), the shares of the Earnout Consideration will not be released from escrow until they are earned as a result of the occurrence of the applicable Earnout Milestone. Shares of the Earnout Consideration not earned on or before the expiration of the applicable Earnout Period will be automatically forfeited and cancelled.

In the case of the holders of Suneva stock options, the shares of the Earnout Consideration will not be released from escrow until the later of the occurrence of the applicable Earnout Milestone within the applicable Earnout Period and the date on which the assumed stock options of such holder vest, but only if such holder continues to provide services to Viveon or one of its subsidiaries at such time. Shares of the Earnout Consideration that are not earned by a holder of Suneva Stock options on or before the fifth anniversary of the Closing Date will be forfeited without any consideration. Shares forfeited by a holder of Suneva stock options will be reallocated to the other Suneva security holders who remain entitled to receive shares of Earnout Consideration in accordance with their respective pro rata shares

Treatment of Suneva Securities

Cancellation of Securities. Each share of Suneva capital stock, if any, that is owned by Viveon, Merger Sub, Suneva, or any of their subsidiaries (as treasury stock or otherwise) immediately prior to the effective time of the Merger (the “Effective Time”), will automatically be cancelled and retired without any conversion or consideration.

Preferred Stock. Immediately prior to the Effective Time, each issued and outstanding share of Suneva’s Series AA Preferred Stock, par value $0.001 per share (“Suneva Preferred Stock”) (other than any such shares of Suneva capital stock cancelled as described above), will be converted into the right to receive (1) shares of common stock, par value $0.0001 per share, of Viveon (“Viveon Common Stock”) at the Conversion Ratio, and (2) shares of Earnout Consideration as, and subject to the contingencies, described above. The “Conversion Ratio” as defined in the Merger Agreement means an amount equal to (a)(i) the sum of (A) $250 Million, plus (B) the aggregate exercise price of outstanding Viveon in-the-money stock options and warrants, divided by (ii) the number of fully diluted Suneva capital stock (including stock options, and convertible notes); divided by (b) $10.00.

Common Stock. Immediately prior to the Effective Time, each issued and outstanding share of Suneva’s common stock, par value $0.001 per share (“Suneva Common Stock”) (other than any such shares of Suneva capital stock cancelled as described above and any dissenting shares) will be converted into the right to receive (1) a number of shares of Viveon Common Stock at the Conversion Ratio, and (2) shares of Earnout Consideration as, and subject to the contingencies, described above.

Merger Sub Securities. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of Viveon Common Stock.

Stock Options. At the Effective Time, each outstanding option to purchase shares of Suneva Common Stock will be converted into (1) an option to purchase, subject to substantially the same terms and conditions as were applicable under such options prior to the Effective Time, shares of Viveon Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Conversion Ratio, at an exercise price per share of Viveon Common Stock equal to the exercise price per share of Suneva Common Stock subject to such option divided by the Conversion Ratio and (2) the holder thereof will be entitled to receive shares of the Earnout Consideration as, and subject to the contingencies, described above.

Warrants. Contingent on and effective as of immediately prior to the Effective Time, each outstanding warrant to purchase shares of Suneva Preferred Stock or Suneva Common Stock will be treated in accordance with the terms of the relevant agreements governing such warrants and converted into shares of Suneva Preferred Stock or Suneva Common Stock and such shares will be treated as described above. All such warrants will be cancelled and extinguished.

Convertible Notes. Contingent on and effective as of immediately prior to the Effective Time, Suneva’s convertible notes outstanding as of immediately prior to the Effective Time, will be treated in accordance with the terms of the relevant agreements governing such convertible notes and converted into shares of Suneva Preferred Stock or Suneva Common Stock and such shares will be treated as described above.

 Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) corporate existence and power, (b) authorization to enter into the Merger Agreement and related transactions; subsidiaries; (c) governmental authorization, (d) non-contravention, (e) capitalization; ( f) corporate records, (g) consents, (h) financial statements, (i) internal accounting controls, (j) absence of certain changes, (k) properties; title to assets; (l) litigation, (m) material contracts, (n) licenses and permits, (o) compliance with laws, (p) intellectual property, (q) employee matters and benefits, (r) tax matters, (s) real property; (t) environmental laws, (u) finders’ fees, (v) directors and officers, (w) anti-money laundering laws, (x) insurance, (y) related party transactions, (z) healthcare compliance and (aa) certain representations related to securities law and activity. Viveon has additional representations and warranties, including (a) issuance of shares, (b) trust fund, (c) listing, (d) board approval, (e) SEC documents and financial statements, (f) certain business practices, (g) expenses, indebtedness and other liabilities, (h) brokers and other advisors and (i) PIPE financing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, access to information, cooperation in the preparation of the Form S-4 and Proxy Statement (as each such terms are defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders. Viveon has also agreed to include in the Proxy Statement the recommendation of its board that its stockholders approve all of the proposals to be presented at the special meeting.

Viveon has also agreed to prepare a proxy statement to seek the approval of its stockholders to amend its organizational documents to extend the period of time Viveon is afforded under its organizational documents and prospectus to consummate an initial business combination for an additional three months, from March 28, 2022 to June 28, 2022 (or such earlier date as Viveon and Suneva may agree in writing) (the “Initial Extension Date”) and provide that Viveon can extend the Initial Extension Date two times by an additional three months each time (for a total of up to 24 months to complete an initial business combination) (the “Extension Proposal”).

Each party’s representations, warranties and pre-Closing covenants will not survive Closing and no party has any post-Closing indemnification obligations.

Viveon Omnibus Incentive Plan and Employee Stock Purchase Plan

Viveon has agreed to approve and adopt an omnibus equity incentive plan (the “Incentive Plan”) and employee stock purchase plan (the “ESPP”), in each case to be effective as of the Closing and in a form mutually acceptable to Viveon and Suneva, subject to approval of the Incentive Plan and the ESPP by the Viveon stockholders. The Incentive Plan will provide for an initial aggregate share reserve equal to 10% to 15% of the number of shares of Viveon Common Stock at the Closing and an “evergreen” provision that is mutually agreeable to Viveon and Suneva will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Incentive Plan as mutually determined by Viveon and Suneva. The ESPP will provide for an initial aggregate share reserve equal to 1% of Viveon Common Stock at the Closing and an “evergreen” provision that is mutually agreeable to Viveon and Suneva will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Incentive Plan as mutually determined by Viveon and Suneva.

Non-Solicitation Restrictions

Each of Viveon and Suneva has agreed that from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party relating to an Acquisition Proposal or Alternative Transaction (as such terms are defined in the Merger Agreement) or enter into any agreement relating to such a proposal, other than as expressly excluded from the definition of an Alternative Transaction. Each of Viveon and Suneva has also agreed to be responsible for any acts or omissions of any of its respective representatives that, if they were the acts or omissions of Viveon and Suneva, as applicable, would be deemed a breach of the party’s obligations with respect to these non-solicitation restrictions.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable law or order restraining, prohibiting or imposing any condition on the consummation of the Merger and related transactions, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of any consent, approval or authorization required by any Authority (as defined in the Merger Agreement), (iv) Viveon having at least $5,000,001 of net tangible assets either immediately prior to or upon consummation of the Merger, (v) approval by Suneva’s stockholders of the Merger and related transactions, (vi) approval by Viveon’s stockholders of the Merger and related transactions, (vii) approval by Parent’s stockholders of the Extension Proposal, (viii) the conditional approval for listing by NYSE American of the shares Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement (as defined herein) and satisfaction of initial and continued listing requirements, and (vii) the Form S-4 becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”).

Solely with respect to Viveon and Merger Sub, the consummation of the Merger is conditioned upon, among other things, (i) Suneva having duly performed or complied with all of its obligations under the Merger Agreement in all material respects, (ii) the representations and warranties of Suneva, other than certain fundamental representations as defined in the Merger Agreement, being true and correct in all respects unless failure would not have or reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Suneva or any of its subsidiaries, (iii) certain fundamental representations, as defined in the Merger Agreement, being true and correct in all respects other than de minimis inaccuracies, (iv) no event having occurred that would result in a Material Adverse Effect on Suneva or any of its subsidiaries, (iv) Suneva and its securityholders shall have executed and delivered to Viveon each Additional Agreement (as defined in the Merger Agreement) to which they each are a party, (v) Suneva delivers certain certificates to Viveon, and (vi) resignation of certain Suneva directors as set forth in the Merger Agreement.

Solely with respect to Suneva, the consummation of the Merger is conditioned upon, among other things, (i) Viveon and Merger Sub having duly performed or complied with all of their respective obligations under the Merger Agreement in all material respects, (ii) the representations and warranties of Viveon and Merger Sub, other than certain fundamental representations as defined in the Merger Agreement, being true and correct in all respects unless failure to be true and correct would not have or reasonably be expected to have a Material Adverse Effect on Viveon or Merger Sub and their ability to consummate the Merger and related transactions, (iii) certain fundamental representations, as defined in the Merger Agreement, being true and correct in all respects, other than de minimis inaccuracies, (iv) no event having occurred that would result in a Material Adverse Effect on Viveon or Merger Sub, (v) the Amended Parent Charter (as defined in the Merger Agreement) being filed with, and declared effective by, the Delaware Secretary of State, (vi) Viveon delivers certain certificates to Suneva, (vii) the size and composition of the post-Closing board of directors of Viveon have been appointed as set forth in the Merger Agreement, (iv) Viveon, Viveon Health LLC (“Sponsor”) and other stockholders, as applicable, shall have executed and delivered to Suneva each Additional Agreement to which they each are a party, (v) the amount of Parent Closing Cash (as defined in the Merger Agreement) being at least equal to $50 million, net of Company Expenses and Parent Expenses (each as defined in the Merger Agreement).

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

(i) by either Viveon or Suneva if (A) the Merger and related transactions are not consummated on or before the eight-month anniversary of the date of the Merger Agreement(the “Outside Date”), provided that, if the SEC has not declared the Form S-4 effective on or prior to the eight-month anniversary of the Merger Agreement, the Outside Closing Date shall be automatically extended by one month; and (B) the material breach or violation of any representation, warranty, covenant or obligation under the Merger Agreement by the party seeking to terminate the Merger Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date, without liability to the other party. Such right may be exercised by Viveon or Suneva, as the case may be, giving written notice to the other at any time after the Outside Closing Date;

(ii) by either Viveon or Suneva if any Authority (as defined in the Merger Agreement) has issued any final decree, order, judgment, award, injunction, rule or consent or enacted any law, having the effect of permanently enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement and such breach was a substantial cause of, or substantially resulted in, such action by the Authority.

(iii) by mutual written consent of Viveon and Suneva duly authorized by each of their respective boards of directors; and

(iv) by either Viveon or Suneva, if the other party has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied by the earlier of (A) the Outside Date and (B) 30 days following receipt by the breaching party of a written notice of the breach.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Viveon, Suneva or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Viveon, Suneva or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Viveon makes publicly available in reports, statements and other documents filed with the SEC. Viveon and Suneva investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Parent Stockholder Support Agreements. In connection with the execution of the Merger Agreement, Viveon, Suneva and the Sponsor and the officers and directors of Viveon entered into support agreements (the “Parent Stockholder Support Agreements”) pursuant to which the Sponsor and the officers and directors of Viveon have agreed to vote all shares of Viveon common stock beneficially owned by them, including any additional shares of Viveon they acquire ownership of or the power to vote: (i) in favor of the Merger and related transactions, (ii) against any action reasonably be expected to impede, delay, or materially and adversely affect the Merger and related transactions, and (iii) in favor of an extension of the period of time Viveon is afforded to consummate an initial business combination.

Company Stockholder Support Agreements. In connection with the execution of the Merger Agreement, Viveon, Suneva and certain stockholders of Suneva entered into support agreements (the “Company Stockholder Support Agreements”), pursuant to which such Suneva stockholders have agreed to vote all common and preferred stock of Suneva beneficially owned by them, including any additional shares of Suneva they acquire ownership of or the power to vote, in favor of the Merger and related transactions and against any action reasonably be expected to impede, delay, or materially and adversely affect the Merger and related transactions.

Lock-Up Agreements.

In connection with the Closing, certain key Suneva stockholders will each agree, subject to certain customary exceptions, not to (i) offer, sell contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lockup Shares (as defined below), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is six months after the Closing Date. The term “Lockup Shares” mean the Merger Consideration Shares and the Earnout Shares, if any, whether or not earned prior to the end of the Lock-up Period, and including any securities convertible into, or exchangeable for, or representing the rights to receive Common Stock, and the term “Lock-Up Period” means the period from the Closing Date until six (6) months after the Closing Date, but ending early as to 50% of the Lock-up Shares if the closing price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period following the Closing Date.

Amended and Restated Registration Rights Agreement. At the closing, Viveon will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of Viveon and Suneva with respect to their shares of Viveon acquired before or pursuant to the Merger, and including the shares issuable on conversion of the warrants issued to the Sponsor in connection with Viveon’s initial public offering and any shares issuable on conversion of preferred stock or loans. The agreement amends and restates the registration rights agreement Viveon entered into on December 22, 2020 in connection with its initial public offering. Subject to the Lock-Up Agreements described above, the holders of a majority of the shares held by the existing Viveon stockholders, and the holders of a majority of the shares held by the Suneva stockholders will each be entitled to make one demand that the Company register such securities for resale under the Securities Act, or two demands each if Viveon is eligible to use Form S-3 or a similar short-form registration statement. In addition, the holders will have certain “piggy-back” registration rights that require Viveon to include such securities in registration statements that Viveon otherwise files. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, form of Parent Stockholder Support Agreement, form of Company Stockholder Support Agreement, form of Lock-Up Agreement, and form of Amended and Restated Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, and 10.4, respectively, and the terms of which are incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On January 12, 2022, Viveon issued a press release announcing the execution of the Merger Agreement and related matters. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 is the investor presentation that will be used by Viveon and Suneva in connection with the Merger and related matters.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between Viveon and Suneva. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Viveon intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Viveon, referred to as a “proxy statement/prospectus.” A proxy statement/prospectus will be sent to all Viveon stockholders. Viveon also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Viveon are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Viveon through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of the closing of the Merger, achievement of the conditions necessary for the closing of the Merger, achievement of the Earnout Consideration, other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of Viveon’s and Suneva’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Viveon and Suneva. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the Merger, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Company or the expected benefits of the Merger, if not obtained; the failure to realize the anticipated benefits of the Merger; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of Viveon prior to the Merger, and Suneva following the Merger, to maintain the listing of the Company’s shares on the NYSE American; costs related to the Merger; the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger Agreement by the stockholders of Viveon, the satisfaction of the minimum cash requirements of the Merger Agreement following any redemptions by Viveon’s public stockholders; the risk that the Merger may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the outcome of any legal proceedings that may be instituted against Viveon or Suneva related to the Merger, expiration of, or failure to extend, the period of time Viveon is afforded under its organizational documents and the final prospectus of Viveon, dated December 22, 2020, to consummate the initial business combination with Suneva; the attraction and retention of qualified directors, officers, employees and key personnel of Viveon and Suneva prior to the Merger, and Suneva following the Merger; the ability of Suneva to compete effectively in a highly competitive market; the ability to protect and enhance Suneva’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in Suneva’s industry; and, the uncertain effects of the COVID-19 pandemic; future financial performance of Suneva following the Merger; the ability of Suneva to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the ability of Suneva to generate sufficient revenue from each of its revenue streams; the ability of Suneva to protect its intellectual property from competitors; Suneva’s ability to execute its business plans and strategy; and those factors set forth in documents of Viveon filed, or to be filed, with SEC. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Viveon nor Suneva presently know, or that Viveon and Suneva currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Viveon and Suneva’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report on Form 8-K and the attachments hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the attachments hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Viveon and Suneva described above. Viveon and Suneva anticipate that subsequent events and developments will cause their assessments to change. However, while Viveon and Suneva may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Viveon or Suneva’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Viveon and Suneva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Viveon’s stockholders in connection with the proposed Merger. A list of the names of the directors and executive officers of Viveon and information regarding their interests in the Merger will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the second paragraph under the above section entitled “Important Information for Investors and Stockholders.”

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Merger Agreement dated as of January 12, 2022, by and among Suneva Medical, Inc., Viveon Health Acquisition Corp. and VHAC Merger Sub, Inc.
10.1	Form of Parent Stockholder Support Agreement dated as of January 12, 2022, by and among Viveon Health Acquisition Corp., Suneva Medical, Inc. and certain stockholders of Viveon Health Acquisition Corp.
10.2	Form of Company Stockholder Support Agreement dated as of January 12, 2022, by and among Viveon Health Acquisition Corp., Suneva Medical, Inc. and certain stockholders of Suneva Medical, Inc.
10.3	Form of Lock-Up Agreement, dated as of January 12, 2022 between the Holder (defined therein) and Viveon Health Acquisition Corp.
10.4	Form of Amended and Restated Registration Rights Agreement effective as of as of the 12th day of January, 2022, by and among Suneva Holdings, Inc. (formerly known as Viveon Health Acquisition Corp.), each of the undersigned parties that are Pre-BC Investors (as defined therein, and each of the former stockholders of Suneva Medical, Inc., whose names are listed on Exhibit A thereto).
99.1	Press Release issued by Viveon on January 12, 2022.
99.2	Investor Presentation dated December 2021.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Viveon agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 12, 2022

Viveon Health Acquisition Corp.

By:	/s/ Jagi Gill
Name:	Jagi Gill
Title:	Chief Executive Officer